[redacted]

13026336

SE IISSION

SEC Mail Processing Section
NOV 29 2013
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2012 (MM/DD/YY) AND ENDING 09/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Metzler Securities GmbH

OFFICIAL USE ONLY
11-07830
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18, Grosse Gallusstrasse
(No. and Street)

Frankfurt am Main (City) Germany (State) 60311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young GmbH, Wirtschaftspruefungsgesellschaft
(Name – *if individual, state last, first, middle name*)

3-5 Mergenthalerallee (Address) Eschborn (City) Germany (State) 65760 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Klaus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Metzler Securities GmbH, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

November 19, 2013

[signature]
Signature

Executive Officer
Title

[signature]
Notary Public

DR. CHRISTOPH SCHÜCKING NOTAR IN FRANKFURT AM MAIN

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Metzler Securities GmbH (a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Year ended September 30, 2013 with Report and Independent Auditors' Supplementary Report

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

EY
Building a better
working world

APPENDIX A

AFFIRMATION

We hereby represent that, to the best of our knowledge and belief, the financial statements and schedules contained in the audit report on the fiscal year ended September 30, 2013 are true and correct and complete.

METZLER SECURITIES GMBH

Jochen Diehl Michael Klaus
Executive Officers

Subscribed and sworn to before me this 19th day of November, 2013.


DR. CHRISTOPH SCHÜCKING
NOTAR IN FRANKFURT AM MAIN

Notary

Report of Independent Auditor

The Board of Directors of Metzler Securities GmbH

We have audited the accompanying financial statements of Metzler Securities GmbH (the "Company", a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accountting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Metzler Securities GmbH as of September 30, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and regulations under the Commodity Exchange Act. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Eschborn/Frankfurt am Main, November 22, 2013

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Financial Condition

	September 30, 2013 USD '000
ASSETS	
Cash	353
Accounts receivable	90
Securities owned	3,382
Prepaid expenses and other assets	22
Total Assets	3,847
LIABILITIES AND SHAREHOLDER'S EQUITY	
Accounts payable and accrued expenses	201
Payables and accrued expenses to parent	207
Total Liabilities	408
SHAREHOLDER'S EQUITY	
Common shares	3,366
Additional paid in capital	2,950
Accumulated deficit	(1,674)
Accumulated other comprehensive income (loss):	(1,203)
Total Shareholder's Equity	3,439
Total Liabilities and Shareholder's Equity	3,847

See accompanying notes to financial statements.

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Operations and Comprehensive Income

	Year Ended September 30, 2013 USD '000
REVENUES	
Commissions and fees	
Research Fees	339
Commissions	135
Interest and other income	17
Total Revenues	491
EXPENSES	
External audit fees	120
Commission and clearance fees	95
Administration fees	64
Accounting and internal audit fees	28
Other operating expenses	54
Total Expenses	361
Net Income before Income Taxes	130
Deferred income tax expense	(3)
Current income tax expense	(38)
Net Income	89
Other Comprehensive Income	
Unrealized gains (losses) on securities	(1)
Equity adjustment for foreign currency translation	145
	144
Comprehensive Income	233

See accompanying notes to financial statements.

02_MeSec_US GAAP_Bericht_engl._12.docx

METZLER SECURITIES GMBH

(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Statement of Changes in Shareholder's Equity

Year ended September 30, 2013

	Common Shares	Additional paid in capital	Accumulated deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholder's Equity
	USD ´000	USD ´000	USD ´000	USD ´000	USD ´000
Balance at September 30, 2012	3,366	2,950	(1,763)	(1,347)	3,206
Net Income			89		89
Other Comprehensive Income				144	144
Balance at September 30, 2013	3,366	2,950	(1,674)	(1,203)	3,439

See accompanying notes to financial statements

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Statement of Cash Flows

	Year Ended September 30, 2013 USD '000
Operating Activities	
Net income	89
Adjustments to reconcile net income to net cash provided by operating activities:	
Deferred tax expense	3
Increase in other assets	(95)
Increase in payable to affiliates	45
Decrease in accounts payable	(41)
Net cash provided by operating activities	1
Effect of exchange rate differences on cash	0
Net decrease in cash and cash equivalents	1
Cash and cash equivalents at beginning of year	352
Cash and cash equivalents at end of year	353

See accompanying notes to financial statements.

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Notes to Financial Statements 2013

1. Nature of operations

Metzler Securities GmbH (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934. The Company is a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA, Frankfurt am Main, Germany (the "Parent"). The Company acts as an introducing broker-dealer for United States or UK institutional customers seeking to sell or purchase German or other European securities, respectively. These securities are listed in Germany or other European countries. For its German and European transactions, the Company has entered into a separate clearing arrangement with the parent. Trades are settled by the clearing company on a payment against delivery basis. Accordingly, the Company does not hold cash or securities for the account of its customers.

The Company is a corporation with limited liability under German law with 100% of its capital held by the Parent, a privately held bank based in Frankfurt am Main, Germany. The Company's office is in Frankfurt am Main, Germany.

Revenues are derived from four customers. All revenues in the current year of the Company are earned from American and UK customers transacting on European exchanges or using research services.

2. Accounting Policies and Procedures

Basis of Presentation

The accompanying financial statements have been prepared on the basis of accounting principles generally accepted in the United States ("US GAAP").

Cash equivalents

The Company defines cash equivalents as highly liquid investments at banks not held for sale in the ordinary course of business, which have original purchased maturities of three months or less. Cash equivalents of USD 353k are held at an affiliate bank.

Revenue Recognition

The Company acts as a broker-dealer in German and other European securities and provides research services. The Company only accepts institutional customers such as banks, brokers or other financial institutions. Commissions and related clearing expenses are recorded on a trade date basis. Fee revenue and related expenses from research services are recorded when they are probable. Interest income is recorded as earned.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Securities owned

Proprietary securities transactions are recorded on the trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Securities owned are held as available for sale.

Unrealized gains and losses from securities are recorded in Other Comprehensive Income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Foreign Currencies

The Company's functional currency is the Euro. 97,7% of the Company's assets, all of its liabilities, 30,9% of its revenues and all of its expenses are denominated in Euro.

Monetary assets and liabilities denominated in currencies other than the Euro are translated at exchange rates in effect at the balance sheet date. Revenues and expenses denominated in currencies other than the Euro are translated at the prevailing exchange rate at the transaction date or at an average for the period.

The Company reports in USD for SEC reporting purposes. The Company translates its financial statements and accounts for transactions denominated in foreign currency as follows: revenue and expense figures have been translated using average exchange rates over the reported time periods. The Company's shareholder's equity is recorded at historical exchange rates. Assets and liabilities are translated at exchange rates in effect at the statement of financial condition date.

Unrealized gains and losses from foreign currencies are recorded in Other Comprehensive Income.

Deferred tax assets and liabilities

Deferred income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities using the currently enacted tax rates. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized.

Comprehensive Income

Comprehensive Income is defined as the change in equity of a company from non-owner resources and for fiscal year 2013 consists of net income, currency translation adjustments and unrealized gains and losses on securities.

Subsequent events

Subsequent events have been evaluated through November 22, 2013.

3. Related Party Transactions

Intercompany Agreements

The Company and the Parent have two intercompany agreements.

The Company engages the Parent to provide execution and settlement services for purchases and sales of German and other European securities in a clearing agreement dated August 19, 2004. Under this agreement, all commissions and clearance fees recorded by the Company in fiscal year 2013 were paid to the Parent for execution and settlement services. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions and clearance fees paid to the Parent for execution and settlement services of USD 27k in the fiscal year 2013.

The Company also engages the Parent to provide research services. Included in "Commission and clearance fees" on the Statement of Operations and Comprehensive Income are commissions incurred with the Parent for research services of USD 68k in fiscal year 2013.

Lastly, the Company engages the Parent to provide certain services regarding accounting and administration. In fiscal year 2013, the Company recorded expenses related to services on the Statement of Operations and Comprehensive Income under this intercompany agreement of USD 92k. The breakdown of the expenses is as follows:

	Year Ended September 30, 2013 USD '000
Administration fees	64
Accounting and internal audit fees	28
Total	**92**

Administration fees include costs for personnel and other services which were allocated from the Parent to the Company.

Due to Parent

At September 30, 2013, an amount of USD 207k was outstanding as a liability of the Company from execution, settlement and accounting and administration services provided by the Parent. Service fees for execution, settlement and research services are paid on a monthly basis. Accounting and administration fees are paid on a yearly basis.

4. Income Taxes

Income tax expense included in the statement of operations consists of the following:

	Year Ended September 30, 2013 USD '000
Current income tax expense	38
Deferred income tax expense	3
Total	**41**

The Company is subject to German tax laws, so all income taxes result from local taxes.

The statutory tax rates are for German Corporation Tax 15.8% and for German Trade Tax 16.1%, which are not materially different from the effective tax rates.

Deferred income tax expense results from the utilization of net operating loss carry-forwards. The carry-forwards deferred income tax balance was fully utilized during the year.

5. Securities owned

Effective October 1, 2011, the company adopted ASC 820, Fair Value Measurement, and ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP, for its financial assets and financial liabilities. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in orderly transaction.

Securities owned consist of investment securities at market value as follows:

German public issuer bond, 0,658% Erste Abwicklungsanstalt FLR-MTN Pfandbrief 12(14); Maturity: January 23, 2014; ISIN: DE000EAA0CG5	USD 3,382k

The German public issuer bond has a high credit rating and will be held until maturity, in January 2014. The value of the German public issuer bond as indicated in the Statement of Financial Condition contains accrued interest in total USD 3k as of September 30, 2013. Interest income from the German public issuer bonds amounts in total 14k for the fiscal year ended September 30, 2013. Unrealized losses, which are influenced by the interest rate development, are recognized in Other Comprehensive Income amounting to USD 1k in the shareholders equity.

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under which financial assets and liabilities will be classified are as follows:

Level 1: Quoted market price in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The security owned at September 30, 2013 is classified as Level 1.

6. Accumulated Other Comprehensive Income

USD '000	Unrealized gains (losses) on securities	Equity adjustment for foreign currency translation	Accumulated Other Comprehensive Income
Balance at September 30, 2012	(1)	(1.346)	(1.347)
Other Comprehensive Income	(1)	145	144
Balance at September 30, 2013	(2)	(1.201)	(1.203)

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Company had net capital of USD 2,599k, which was USD 2.499k in excess of its required minimum net capital of USD 100k. The Company's net capital ratio was 0.16:1.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

8. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

In the normal course of its business, the Company's customer activities involve the execution and settlement of various securities transactions. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company and its Parent monitor the credit standing of counterparties with whom they conduct business on a periodic basis in order to control the risks associated with these activities.

Supplemental Information

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)
Computation of Net Capital for Brokers and Dealers under Rule 15c3-1
Under the Securities Exchange Act of 1934
September 30, 2013

(in USD '000)

Net Capital	
Total shareholder's equity	3,439
Less nonallowable assets:	
Cash and cash equivalents	334
Other Receivables	90
Prepaid expenses and other assets	23
Total nonallowable assets	447
Net capital before haircut on securities positions	2,992
Less haircuts on securities position and undue concentration charge:	
Undue concentration charge	123
Haircut on securities positions	270
	393
Net capital	2,599
Aggregate indebtedness	
Accounts payable and accrued expenses	408
Minimum net capital required (the greater of USD 100,000 or 6 2/3 % of aggregate indebtedness)	100
Excess net capital	2,499
Excess net capital at 1000% (net capital, less 10% of aggregate indebtedness)	2,479
Ratio of aggregate indebtedness to net capital	0.16

There were no material differences between the amounts presented above and the amounts presented in the Company's refiled unaudited September 30, 2013, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100% subsidiary of B. Metzler seel. Sohn & Co. KGaA)

Computation of Net Capital for Brokers and Dealers under Rule 15c3-1 Under the Securities Exchange Act of 1934 (continued)

September 30, 2013

(in USD '000)

Computation of Basic Net Capital Requirement	
Minimum net capital required (based on Aggregate Indebtedness)	27
Minimum dollar net capital requirement of reporting broker or dealer	100
Net capital requirement	100
Excess net capital	2,499

(in USD '000)

Computation of Aggregate Indebtedness (AI)	
Total AI liabilities from Statement of Financial Condition	408
Total Aggregate Indebtedness	408
Percentage of Aggregate Indebtedness to net capital	16

There were no material differences between the amounts presented above and the amounts presented in the Company's refiled unaudited September 30, 2013, FOCUS Part IIA filing.

METZLER SECURITIES GMBH
(a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA)

STATEMENT REGARDING RULE 15C3-3

September 30, 2013

Pursuant to a letter from FINRA (formerly the National Association of Securities Dealers) dated June 6, 1995, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule.

Independent Auditors' Supplementary Report

on Internal Accounting Control

Required by SEC Rule 17a-5

Supplementary Report of Independent Auditors on Internal Control Required by SEC-Rule 17a-5(g)(1)

The Board of Directors of Metzler Securities GmbH

In planning and performing our audit of the financial statements of Metzler Securities GmbH ("Company"), (a 100 % subsidiary of B. Metzler seel. Sohn & Co. KGaA) as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charge with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eschborn/Frankfurt am Main, November 22, 2013

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft

Heist
Wirtschaftsprüfer

Egger
Wirtschaftsprüferin